Exhibit 21. Securities of Registrant
Name of Subsidiary	Jurisdiction of Incorporation	Year Acquired of Formed	Percentage of Voting Securities Owned
ASI Data Services Inc	Maine	1993	100%
Northeast Savings Bank, F.S.B. (and its 100% owned subsidiary, Northeast Financial Service Corporation)	Maine	1987	100%
NBN Capital Trust	Delaware	1999	100%
NBN Capital Trust II	Delaware	2003	100%
NBN Capital Trust III	Delaware	2003	100%